Exhibit 99.1

Unless otherwise defined herein, capitalized terms used in this announcement shall have the same meanings as those defined in the Hong Kong prospectus dated Thursday, March 18, 2021 (the “Prospectus”) of Bilibili Inc. (the “Company”).

Hong Kong Exchanges and Clearing Limited, The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) and Hong Kong Securities Clearing Company Limited (“HKSCC”) take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement is for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for any securities.

This announcement does not constitute or form a part of any offer or solicitation to purchase or subscribe for securities in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration under the U.S. Securities Act of 1933 as amended from time to time (the “U.S. Securities Act”).

Any public offering of our securities to be made in the United States will be made by means of a prospectus that may be obtained from us and that will contain detailed information about us and our management, as well as financial statements. We have filed a shelf registration statement on Form F-3 filed with the United States Securities and Exchange Commission on April 1, 2019.

Under our weighted voting rights structure, our share capital comprises Class Z ordinary shares and Class Y ordinary shares. Each Class Z ordinary share entitles the holder to exercise one vote, and each Class Y ordinary share entitles the holder to exercise 10 votes, respectively, on any resolution tabled at our general meetings, except as may otherwise be required by law or provided for in our Memorandum and Articles of Association. Shareholders and prospective investors should be aware of the potential risks of investing in a company with a weighted voting rights structure. Our ADS, each representing one of our Class Z ordinary shares, are listed on the Nasdaq in the United States under the symbol Bilibili.

Bilibili Inc.

(a company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 9626)

FULL EXERCISE OF

THE OVER-ALLOTMENT OPTION

The Company refers to the Prospectus and the allotment results announcement of the Company dated March 26, 2021. On April 21, 2021 (after trading hours), the Joint Representatives, on behalf of the International Underwriters, have fully exercised the Over-allotment Option in respect of an aggregate of 3,750,000 Class Z ordinary shares (the “Over-allotment Shares”), representing approximately 15% of the Offer Shares initially available under the Global Offering before any exercise of the Over-allotment Option.

Pursuant to the Stock Borrowing Agreement entered into between Morgan Stanley & Co. International plc and Profound Surplus Limited, Morgan Stanley & Co. International plc has borrowed 3,750,000 Class Z ordinary shares from Profound Surplus Limited to cover over-allocations in the International Offering. The Over-allotment Shares will be used to facilitate the return to Profound Surplus Limited of the borrowed Class Z ordinary shares. The Company will allot and issue the Over-allotment Shares at HK$808.00 per Class Z ordinary share (exclusive of brokerage of 1.0%, SFC transaction levy of 0.0027% and Hong Kong Stock Exchange trading fee of 0.005%), being the International Offer Price.

Approval of Listing

The Listing Committee of the Hong Kong Stock Exchange has granted the approval for the listing of and permission to deal in the Over-allotment Shares. Listing of the Over-allotment Shares on the Main Board of the Hong Kong Stock Exchange will commence at 9:00 a.m. on April 26, 2021.

Total Number of Shares of the Company upon the Full Exercise of the Over-allotment Option

The Company’s total number of issued and outstanding Class Z ordinary shares immediately before and immediately after the completion of the full exercise of the Over-allotment Option (without taking into account the Class Z ordinary shares reserved for future issuance upon the exercising or vesting of awards granted under our Share Incentive Plans) is 295,450,325 Class Z ordinary shares and 299,200,325 Class Z ordinary shares, respectively. The Company’s total number of issued and outstanding Class Y ordinary shares immediately before and immediately after the completion of the full exercise of the Overallotment Option is 83,715,114 Class Y ordinary shares.

Use of Proceeds

The Company will receive additional net proceeds of approximately HK$3,019.3 million for the issue of the Over-allotment Shares, after deducting offering expenses payable by us in relation to the exercise of the Over-allotment Option. The Company intends to apply the additional net proceeds towards the same purposes as set out in the section headed “Use of Proceeds” in the Prospectus.

By order of the Board

Bilibili Inc.

Rui Chen

Chairman of the Board of Directors

and Chief Executive Officer

Hong Kong, Wednesday, April 21, 2021

As at the date of this announcement, the board of directors of the Company comprises Mr. Rui CHEN as the chairman, Mr. Yi XU and Ms. Ni LI as directors, Mr. JP GAN, Mr. Eric HE, Mr. Feng LI and Mr. Guoqi DING as the independent directors.

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